FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒      Form 40-F     ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐      No     ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 15th June, 2004	Efstratios-Georgios (Takis) Arapoglou
Chairman — Governor

ANNOUNCEMENT

National Bank of Greece S.A. announces the following:

A. The 2003 dividend, amounting to euro 0.65 per share, pursuant to the resolution of the Bank’s Ordinary General Meeting of Shareholders of 18 May 2004, shall be paid to the beneficiaries as of Monday, 21 June 2004.

Entitled to the dividend are NBG’s shareholders of record as at the closing of the Athens Exchange session of 18 May 2004, i.e. those registered with the Central Securities Depository S.A. or with the Bank ´s Register of Shareholders, depending on whether or not they have dematerialized their shares.

The dividend shall be paid into the shareholders’ deposit accounts with the Bank, provided such an account has been indicated in a timely manner by the shareholder. The remaining shareholders (or their duly authorized representatives for the purpose of dividend collection) should collect their dividend from any one of the Bank’s branches by presenting their dividend payment certificate, to be sent to them by mail, and the relevant legalization documents (such as their identity card, passport and duly certified authorizations).

Beneficiaries are reminded that uncollected dividends are time-barred after the lapse of five years.

B. NBG’s 76,517,426 new ordinary registered shares of a nominal value of euro 4.50 each, pursuant to the Bank’s share capital increase by euro 344,328,417 through capitalization of reserves, shall be traded on the Athens Exchange as of Friday, 18 June 2004.

Beneficiaries of the new shares, at a ratio of 3 new to 10 old ordinary registered shares, are NBG’s shareholders as at the closing of the Athens Exchange session of Thursday, 10 June 2004.

NBG’s new, bonus shares shall be released to the beneficiaries in dematerialized form and credited to their accounts and securities accounts via the Central Securities Depository S.A.

NBG’s share capital increase, as above, was ratified by Ministry of Development decision No K2-6618 of 4 June 2004, filed with the Ministry’s Register of Sociétés Anonymes on 4 June 2004, and was certified by decision No 1242/7 June 2004 of NBG’s Board of Directors. The new shares’ listing for trading was approved by the Athens Exchange Board of Directors on 8 June 2004.

Pursuant to the above, a total of 331,575,511 ordinary registered shares of National Bank of Greece S.A., of a nominal value of euro 4.50 each, shall be traded on the primary market of the Athens Exchange as of Friday, 18 June 2004.

As regards fractional rights resulting from the issuance of bonus shares, as above, pursuant to the Ordinary General Meeting resolution beneficiary shareholders shall be afforded the option to purchase supplementary fractional rights, to acquire a full share, or to sell their fractional rights.

Shareholders with fractional rights should settle them via any NBG branch from 1 July through 31 December 2004, pursuant to the relevant letter forwarded to them by NBG’s Shareholders Department. Shareholders who fail to settle their fractional rights by 31 December 2004 shall be deemed to consent to the sale of their fractional rights by NBG for their account.

Any fractional rights not settled by 31 December 2004 shall be sold by NBG to any NBG subsidiary at any time thereafter, at the then current stock market price, and the sales proceeds shall be released to the beneficiaries.

For any further enquiries, shareholders are kindly requested to contact the Shareholders’ Department
(Tel. Nos. +30 210-3343414/15/16/17/19/20/21/60).

Athens, 15 June 2004